SCHEDULE 13G/A

(Rule 13d-102)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

IncrediMail Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M5364E 104

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. M5364E 104	13G	Page 2 of 6 Pages

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (Entities Only). Yaron Adler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,360,933 *
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,360,933 *
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,360,933 *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.81%
12.	Type of Reporting Person (See Instructions) IN

*	Beneficially owned by three private companies wholly-owned by the reporting person.

CUSIP No. M5364E 104	13G	Page 3 of 6 Pages

Item 1.	(a)	Name of Issuer:

IncrediMail Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

4 HaNechoshet Street, Tel Aviv 69710, Israel

Item 2.	(a)	Name of Person Filing:

Yaron Adler

(b)	Address of Principal Business Office or, if None, Residence:

4 HaNechoshet Street, Tel Aviv 69710, Israel

(c)	Citizenship:

Israel

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share

(e)	CUSIP Number:

M5364E 104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. M5364E 104	13G	Page 4 of 6 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned: 1,360,933 (Beneficially owned by three private companies wholly owned by the reporting person).

(b)	Percent of class: 14.81%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,360,933 (Beneficially owned by three private companies wholly owned by the reporting person).

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,360,933 (Beneficially owned by three private companies wholly owned by the reporting person).

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. M5364E 104	13G	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired The Security BeingReported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification And Classification of Members of The Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

CUSIP No. M5364E 104	13G	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2009

/s/ Yaron Adler —————————————— Signature

Yaron Adler —————————————— Name

President —————————————— Title